Exhibit 99.2

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at May 2, 2023 and should be read in conjunction with Franco-Nevada’s unaudited condensed interim consolidated financial statements and related notes as at and for the three months ended March 31, 2023 and 2022 (the “financial statements”). The financial statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of condensed interim financial statements, including IAS 34, Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s financial statements for the three months ended March 31, 2023 and 2022 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and on Form 6-K furnished to the United States Securities and Exchange Commission (“SEC”) on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

3	Overview
3	Strategy
5	Selected financial information
6	Highlights
8	Guidance
8	Market overview
9	Revenue by asset
10	Review of quarterly financial performance
15	General and administrative and share-based compensation expenses
15	Other income and expenses
16	Summary of quarterly information
17	Balance sheet review
18	Liquidity and capital resources
24	Critical accounting policies and estimates
24	Risks and uncertainties
25	Outstanding share data
25	Internal control over financial reporting and disclosure controls and procedures
26	Non-GAAP financial measures
29	Cautionary statement on forward-looking information
Abbreviations Used in this Report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions
Periods under review		Measurement		Interest types
"Q4"	The three-month period ended December 31	"GEO"	Gold equivalent ounces	"NSR"	Net smelter return royalty
"Q3"	The three-month period ended September 30	"PGM"	Platinum group metals	"GR"	Gross royalty
"Q2"	The three-month period ended June 30	"NGL"	Natural gas liquids	"ORR"	Overriding royalty
"Q1"	The three-month period ended March 31	"oz"	Ounce	"GORR"	Gross overriding royalty
"H2"	The six-month period ended December 31	"oz Au"	Ounce of gold	"FH"	Freehold or lessor royalty
"H1"	The six-month period ended June 30	"oz Ag"	Ounce of silver	"NPI"	Net profits interest
		"oz Pt"	Ounce of platinum	"NRI"	Net royalty interest
		"oz Pd"	Ounce of palladium	"WI"	Working interest
Places and currencies		"62% Fe"	62% Fe iron ore fines, dry metric
"U.S."	United States		tonnes CFR China
"$" or "USD"	United States dollars	"LBMA"	London Bullion Market Association
"C$" or "CAD"	Canadian dollars	"bbl"	Barrel
"R$" or "BRL"	Brazilian reais	"mcf"	Thousand cubic feet
"A$" or "AUD"	Australian dollars	"WTI"	West Texas Intermediate

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

2023 First Quarter Management’s Discussion and Analysis	2

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, geography, operator, revenue type and stage of project.

Our Portfolio (at May 2, 2023)
	Precious Metals	Other Mining	Energy	TOTAL
Producing	44	14	55	113
Advanced	38	7	—	45
Exploration	150	86	27	263
TOTAL	232	107	82	421

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

Strategy

Our tag-line is “Franco-Nevada is the gold investment that works” and we are committed to ensuring it does work, for our shareholders, our operating partners and our communities:

●	We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 15 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks.
●	We build long-term alignment with our operating partners. This alignment and the natural flexibility of our royalties and streams is an effective source of capital tool for the cyclical resource sector.
●	We work to be a positive force in all our communities, promoting responsible mining, providing a safe and diverse workplace and contributing to build community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with limited future capital commitments and management is focused on managing and growing its portfolio of royalties and streams. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk and so that we can make investments during commodity cycle downturns.

2023 First Quarter Management’s Discussion and Analysis	3

The advantages of this business model are:

●	Exposure to commodity price optionality;
●	A perpetual discovery option over large areas of geologically prospective lands;
●	No additional capital requirements other than the initial investment;
●	Limited exposure to cost inflation;
●	A free cash-flow business with limited cash calls;
●	A high-margin business that can generate cash through the entire commodity cycle;
●	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
●	Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing capital to copper and other base metal mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In Q1 2023, 76.8% of our revenue was earned from precious metals and 82.3% was earned from mining assets.

One of the strengths of Franco-Nevada’s business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and streams with payments/deliveries that are based on production levels with no adjustments for the operator’s operating costs. In Q1 2023, these interests accounted for 92.5% of our revenue. We also have a small number of WI, NPI and NRI royalties which are based on the profit of the underlying operations.

____________________________________________________

1	GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on page 10 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three months ended March 31, 2023 and 2022.

2023 First Quarter Management’s Discussion and Analysis	4

Selected Financial Information

	For the three months ended
(in millions, except Average Gold Price, GEOs sold,	March 31,
Adjusted EBITDA Margin, per GEO amounts and per share amounts)	2023	2022

Statistical Measures
Average Gold Price	$1,889	$1,874
GEOs sold(1)	145,331	178,614

Statement of Comprehensive Income
Revenue	$276.3	$338.8
Costs of sales	38.2	43.6
Depletion and depreciation	61.0	74.6
Operating income	172.1	212.0
Net income	156.5	182.0
Basic earnings per share	$0.82	$0.95
Diluted earnings per share	$0.81	$0.95

Dividends declared per share	$0.34	$0.32
Dividends declared (including DRIP)	$65.4	$62.2
Weighted average shares outstanding	191.9	191.3

Non-GAAP Measures
Cash Costs(2)	$38.2	$43.6
Cash Costs(2) per GEO sold	$263	$244
Adjusted EBITDA(2)	$229.4	$286.6
Adjusted EBITDA(2) per share	$1.20	$1.50
Adjusted EBITDA Margin(2)	83.0%	84.6%
Adjusted Net Income(2)	$152.2	$177.2
Adjusted Net Income(2) per share	$0.79	$0.93

Statement of Cash Flows
Net cash provided by operating activities	$209.8	$230.6
Net cash used in investing activities	$(102.6)	$(1.6)
Net cash used in financing activities	$(56.6)	$(47.6)

	As at	As at
	March 31,	December 31,
(expressed in millions)	2023	2022
Statement of Financial Position
Cash and cash equivalents	$1,248.4	$1,196.5
Total assets	6,740.9	6,626.8
Deferred income tax liabilities	159.2	153.0
Total shareholders’ equity	6,525.6	6,417.6
Available Capital	2,229.6	2,177.7

1	Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table on page 10 of this MD&A for indicative prices which may be used in the calculations of GEOs for the three months ended March 31, 2023 and 2022.
2	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.

2023 First Quarter Management’s Discussion and Analysis	5

Highlights

Financial Update – Q1 2023 vs Q1 2022

●	145,331 GEOs sold, a decrease of 18.6%;
●	$276.3 million in revenue, a decrease of 18.4%;
●	$38.2 million, or $263 per GEO sold, in Cash Costs, compared to $43.6 million, or $244 per GEO sold;
●	$229.4 million, or $1.20 per share, of Adjusted EBITDA, a decrease of 20.0% and 20.0%, respectively;
●	83.0% in Adjusted EBITDA Margin, a decrease compared to 84.6%;
●	$156.5 million, or $0.82 per share, in net income, a decrease of 14.0% and 13.7%, respectively;
●	$152.2 million, or $0.79 per share, in Adjusted Net Income, a decrease of 14.1% and 15.1%, respectively;
●	$209.8 million in net cash provided by operating activities, a decrease of 9.0%;
●	$1,248.4 million in cash and cash equivalents as at March 31, 2023$1,196.5 million as at December 31, 2022;
●	$2.2 billion in available capital as at March 31, 2023 (December 31, 2022 - $2.2 billion), comprising cash and cash equivalents and amounts available to borrow under our revolving credit facility.

Corporate Developments

Acquisition of Royalty on Kerr-Addison Property and Share Subscription with Gold Candle Ltd. – Ontario, Canada

Subsequent to quarter-end, on April 14, 2023, we acquired a 1% NSR on Gold Candle Ltd.’s (“Gold Candle”) Kerr-Addison project located in Virginiatown, Ontario, which hosts the formerly producing Kerr-Addison gold mine, for a purchase price of $10.0 million.

We also committed to a subscription for the common shares of Gold Candle, a private company, for a minimum aggregate purchase price of $4.4 million (C$6.0 million) at a price of C$1.10 per common share on or before July 14, 2023.

Acquisition of Gold Royalties – Australia

On February 22, 2023, we acquired a portfolio of five primarily gold royalties from Trident Royalties Plc (“Trident”), which includes a 1.5% NSR on Ramelius Resources’ Rebecca gold project (“Rebecca”) located in Western Australia, for total consideration of $15.6 million payable as follows: (i) $14.3 million paid on closing of the transaction, and (ii) $1.3 million in a contingent payment payable upon first gold production at Rebecca.

Receipt of Valentine Gold Royalty Buy-back – Newfoundland & Labrador, Canada

On February 22, 2023, Marathon Gold Corporation (“Marathon”) exercised its option to buy-back 0.5% of the 2.0% NSR by paying $7.0 million to Franco-Nevada. We acquired the NSR, which covers the Valentine Gold project in Newfoundland & Labrador, on February 21, 2019 for $13.7 million (C$18.0 million).

Funding of the Tocantinzinho Stream – Brazil

On July 18, 2022, the Company’s wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), acquired a gold stream for a purchase price of $250.0 million with reference to production from the Tocantinzinho project, owned by G Mining Ventures Corp. (“G Mining Ventures”) and located in Pará State, Brazil (the “Stream”). In Q1 2023, Franco-Nevada funded $90.7 million and, as at March 31, 2023, has remaining Stream funding commitments of $159.3 million, payable in future instalments, subject to the satisfaction of various conditions.

Additionally, through one of its wholly-owned subsidiaries, the Company provided G Mining Ventures with a $75.0 million secured term loan facility (the “Term Loan”). As at March 31, 2023, no funding has been provided to G Mining Ventures in connection with the Term Loan.

Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

Through a wholly-owned subsidiary, we have a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation. Franco-Nevada recorded contributions to the Royalty Acquisition Venture in Q1 2023 of $2.4 million (Q1 2022 – $1.8 million). As at March 31, 2023, Franco-Nevada’s cumulative investment in the Royalty Acquisition Venture totaled $443.0 million and Franco-Nevada has remaining commitments of up to $77.0 million.

Dividends

As previously announced, Franco-Nevada’s Board of Directors raised the Company’s quarterly dividend and declared a quarterly dividend of US$0.34 per share payable on March 30, 2023. The increased dividend was effective in Q1 2023. In Q1 2023, we paid total dividends of $65.4 million, of which $57.8 million was paid in cash and $7.6 million was paid in common shares under our Dividend Reinvestment Plan (the “DRIP”).

2023 First Quarter Management’s Discussion and Analysis	6

Canada Revenue Agency (“CRA”) Audit

Subsequent to the quarter-end, on April 28, 2023, we reached a settlement with the CRA with respect to the Domestic Reassessments and FAPI Reassessments (as defined in the “Contingencies” section of this MD&A). These reassessments will be vacated entirely as the CRA has accepted the manner in which the Company deducted upfront payments made in connection with precious metal stream agreements for Canadian tax purposes. The potential tax exposure related to the reassessments to be vacated was $19.6 million (C$26.5 million) and $8.5 million (C$11.6 million), respectively, including interest and other penalties. We had also posted security in cash in connection with the reassessments to be vacated, totaling $13.9 million (C$17.7 million), which we expect to recover.

With respect to the transfer pricing reassessments in relation to the Company’s Mexican and Barbadian subsidiaries, we continue to believe that these reassessments are not supported by Canadian tax law and jurisprudence and continue to defend our tax filing positions.

Refer to the “Contingencies” section of this MD&A for further details on the CRA Audit.

Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on May 2, 2023 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Refreshed Concession Agreement for Cobre Panama mine – Panama

As previously disclosed, on January 26, 2023, the Panama Maritime Port Authority (the “AMP”) issued a resolution that required the suspension of concentrate loading operations at the Cobre Panama port, Punta Rincón. As a consequence, on February 23, 2023, First Quantum’s subsidiary, Minera Panama, S.A. (“MPSA”), suspended ore processing operations at the Cobre Panama mine due to limited storage capacity. While ore processing and concentrate loading operations were suspended, First Quantum Minerals Ltd. (“First Quantum”) continued to engage in discussions with the Government of Panama (the “GOP”). On March 8, 2023, First Quantum and the GOP issued a press release announcing that an agreement had been reached on the terms and conditions for a refreshed concession contract (the “Refreshed Concession Contract”), which is subject to approval by law. Also on March 8, 2023, the AMP issued a new resolution, which revoked the prior resolution ordering the suspension of concentrate loading operations. Mining and port operations resumed shortly after this, with mining operations ramping up to full production levels within two days and five shipments of copper sailing during the rest of March 2023.

The Refreshed Concession Contract provides for an initial 20-year term with a 20-year extension option and additional extensions for life of mine. The Refreshed Concession Contract is expected to be presented before the National Assembly of Panama in the legislative term that commences on July 1, 2023, after having gone through a public consultation process and receipt of all required prior governmental approvals. The Refreshed Concession Contract was subject to a public consultation process that started on March 24, 2023. During this period, the Refreshed Concession Contract was made available to the general public in Panama through an online platform for a 30-day period. The GOP, with participation of First Quantum, held three open forums in surrounding communities, with the last one occurring on Monday April 24, 2023. The forums were attended by citizens of the Republic of Panama and they received direct and in-person explanations of the Refreshed Concession Contract from the GOP, led by the Ministry of Commerce and Industries (“MICI”). The principal economic terms of the Refreshed Concession Contract are set out in First Quantum’s Management Discussion and Analysis for the three months ended March 31, 2023.

Temporary Suspension of Operations at Antapaccay – Peru

Socio-political tensions in Peru impacted operating activities and constrained logistics during the quarter. With operations and concentrate shipments back to normalized levels in March, we expect stronger deliveries in Q2 2023.

2023 First Quarter Management’s Discussion and Analysis	7

Guidance

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the SEC on www.sec.gov. The 2023 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

GEOs sold from our Precious Metal assets in Q1 2023 were affected by curtailed operations at Cobre Panama and Antapaccay. With both mines now operating at full production levels, we expect stronger deliveries in Q2 2023.

	2023 guidance	Q1 2023 actual	Q1 2022 actual
Total GEO sales	640,000 - 700,000	145,331	178,614
Precious Metal GEO sales	490,000 - 530,000	111,238	128,627
1	We expect our streams to contribute between 360,000 and 400,000 of our GEO sales for 2023. For the three months ended March 31, 2023, we sold 82,181 GEOs from our streams.
2	For our 2023 guidance, when reflecting revenue earned from gold, silver, platinum, palladium, iron ore, oil and gas commodities as GEOs, we have assumed the following prices: $1,800/oz Au, $21.00/oz Ag, $900/oz Pt, $1,500/oz Pd, $120/tonne Fe 62% CFR China, $80/bbl WTI oil and $3.00/mcf Henry Hub natural gas.
3	Total GEO sales guidance does not assume any other acquisitions and does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $77.0 million.

We estimate depletion and depreciation expense in 2023 to be between $275.0 million to $305.0 million. In Q1 2023, depletion expense was $61.0 million.

For the remainder of 2023, we expect to fund part of the remaining capital commitment of $159.3 million in connection with the Tocantinzinho Stream. We expect to fund between $10.0 million and $20.0 million of the remaining capital commitment of $77.0 million with respect to the Continental Royalty Acquisition Venture. We also expect to complete a share subscription of $4.4 million (C$6.0 million) with Gold Candle by July 14, 2023.

Market Overview

The prices of gold and other precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The price of gold can be volatile and is affected by macroeconomic and industry factors that are beyond our control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar and supply and demand for gold.

Commodity price volatility also impacts the number of GEOs when reflecting non-gold commodities as GEOs. Silver, platinum, palladium, iron ore, other mining commodities and oil and gas are reflected as GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold.

Gold prices surged in Q1 2023, driven by concerns over a potential U.S. banking crisis and ongoing geopolitical tensions, tempered by continued high interest rates. Gold prices ranged from $1,811/oz to $1,994/oz, averaging $1,889/oz in Q1 2023 relatively consistent with the average of $1,874/oz in Q1 2022. Silver prices averaged $22.56/oz in Q1 2023, a decrease of 6.0% compared to $24.00/oz in Q1 2022, and ended the period at $23.95/oz. Platinum and palladium prices averaged $994/oz and $1,567/oz, respectively, in Q1 2023, compared to $1,041/oz and $2,423/oz, respectively, in Q1 2022, a decrease of 4.5% for platinum and 35.3% for palladium, ending the period at $1,031/oz and $1,775/oz, respectively. With respect to iron ore, prices for 62% iron ore fines averaged $124/tonne in Q1 2023 compared to $142/tonne in Q1 2022, a decrease of 12.7%, ending the period at $127/tonne.

After trading at elevated prices in 2022, oil and gas prices declined in Q1 2023 reflecting continued concerns over a global recession as well as high levels of inventory. During the quarter, WTI prices averaged $76.13/bbl, a 19.3% decrease from Q1 2022 ending the period at $75.67/bbl. Edmonton Light prices averaged C$99.92/bbl in 2023, a decrease of 15.1% compared to 2022, ending the period at C$98.91/bbl. Henry Hub natural gas prices averaged $2.76/mcf in 2023 compared to $4.57/mcf in 2022, a decrease of 39.6%, ending the period at $2.22/mcf.

2023 First Quarter Management’s Discussion and Analysis	8

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from numerous assets in various jurisdictions. The following table details revenue earned from our royalty, stream and working interests for the three months ended March 31, 2023 and 2022:

		For the three months ended
(expressed in millions)	Interest and %	March 31,
Property	(Gold unless otherwise indicated)	2023	2022
PRECIOUS METALS
South America
Candelaria	Stream 68% Gold & Silver	$28.3	$27.4
Antapaccay	Stream (indexed) Gold & Silver	19.1	28.3
Antamina	Stream 22.5% Silver	13.2	22.0
Condestable	Stream Gold & Silver, Fixed through 2025 then %	5.7	6.0
Other		1.4	1.7
Central America & Mexico
Cobre Panama	Stream (indexed) Gold & Silver	$54.5	$56.2
Guadalupe-Palmarejo	Stream 50%	16.2	23.0
United States
Stillwater	NSR 5% PGM	$6.9	$10.0
Goldstrike	NSR 2-4%, NPI 2.4-6%	1.9	5.2
Marigold	NSR 1.75-5%, GR 0.5-4%	2.8	1.2
Bald Mountain	NSR/GR 0.875-5%	2.7	(0.4)
Gold Quarry	NSR 7.29%	1.5	3.0
Other		1.3	1.8
Canada
Detour Lake	NSR 2%	$5.9	$7.0
Sudbury	Stream 50% PGM & Gold	5.3	4.4
Hemlo	NSR 3%, NPI 50%	6.1	9.4
Brucejack	NSR 1.2%	1.3	1.3
Kirkland Lake	NSR 1.5-5.5%, NPI 20%	1.6	1.3
Other		5.2	2.2
Rest of World
MWS	Stream 25%	$10.5	$10.3
Sabodala	Stream 6%, Fixed to 105,750 oz	4.4	4.4
Tasiast	NSR 2%	4.8	5.0
Subika (Ahafo)	NSR 2%	4.5	3.0
Duketon	NSR 2%	2.9	3.1
Other		4.2	6.0
		$212.2	$242.8
DIVERSIFIED
Vale	Various Royalty Rates	$10.8	$16.8
LIORC	GORR 0.7% Iron Ore, IOC Equity 1.5%(1)	2.3	2.5
Other mining assets		2.0	1.1
United States (Energy)
Marcellus	GORR 1%	$9.0	$13.3
Haynesville	Various Royalty Rates	7.8	13.4
SCOOP/STACK	Various Royalty Rates	8.7	13.2
Permian Basin	Various Royalty Rates	7.3	12.0
Other		0.1	0.1
Canada (Energy)
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$11.1	$16.4
Orion	GORR 4%	2.4	4.0
Other		2.6	3.2
		$64.1	$96.0
Revenue		$276.3	$338.8

1 Interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

2023 First Quarter Management’s Discussion and Analysis	9

Review of Quarterly Financial Performance

The prices of precious metals, iron ore, and oil and gas and production from our assets are the largest factors in determining our profitability and cash flow from operations. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q1 2023	Q1 2022	Variance
Gold(1)	($/oz)	$1,889	$1,874	0.8%
Silver(1)	($/oz)	22.56	24.00	(6.0)%
Platinum(1)	($/oz)	994	1,041	(4.5)%
Palladium(1)	($/oz)	1,567	2,423	(35.3)%
Iron Ore Fines 62% Fe CFR China	($/tonne)	124	142	(12.7)%

Edmonton Light	(C$/bbl)	99.92	117.66	(15.1)%
West Texas Intermediate	($/bbl)	76.13	94.29	(19.3)%
Henry Hub	($/mcf)	2.76	4.57	(39.6)%

CAD/USD exchange rate(2)		0.7398	0.7913	(6.5)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended March 31, 2023 and 2022 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended March 31,	2023	2022	Variance	2023	2022	Variance
Commodity
Gold	90,722	99,831	(9,109)	$172.2	$187.5	$(15.3)
Silver	14,813	21,401	(6,588)	28.6	41.1	(12.5)
PGM	5,703	7,395	(1,692)	11.4	14.2	(2.8)
Precious Metals	111,238	128,627	(17,389)	$212.2	$242.8	$(30.6)
Iron ore	7,074	10,493	(3,419)	$13.1	$19.3	$(6.2)
Other mining assets	1,067	563	504	2.0	1.1	0.9
Oil	14,170	20,176	(6,006)	27.1	39.0	(11.9)
Gas	9,118	15,142	(6,024)	16.9	29.5	(12.6)
NGL	2,664	3,613	(949)	5.0	7.1	(2.1)
Diversified	34,093	49,987	(15,894)	$64.1	$96.0	$(31.9)
	145,331	178,614	(33,283)	$276.3	$338.8	$(62.5)
Geography
South America	41,704	54,117	(12,413)	$79.2	$102.2	$(23.0)
Central America & Mexico	37,265	41,663	(4,398)	70.9	79.2	(8.3)
United States	26,619	37,914	(11,295)	50.3	73.1	(22.8)
Canada	22,734	27,513	(4,779)	43.8	51.7	(7.9)
Rest of World	17,009	17,407	(398)	32.1	32.6	(0.5)
	145,331	178,614	(33,283)	$276.3	$338.8	$(62.5)
Type
Revenue-based royalties	48,633	64,110	(15,477)	$91.4	$121.3	$(29.9)
Streams	82,181	96,740	(14,559)	157.1	184.0	(26.9)
Profit-based royalties	9,057	13,248	(4,191)	17.2	24.9	(7.7)
Other	5,460	4,516	944	10.6	8.6	2.0
	145,331	178,614	(33,283)	$276.3	$338.8	$(62.5)
1	Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

2023 First Quarter Management’s Discussion and Analysis	10

We earned $276.3 million in revenue in Q1 2023, down 18.4% from Q1 2022. The decrease in our revenue was driven by fewer GEOs earned from our Precious Metal assets and lower realized oil and gas prices from our Energy assets. In Q1 2023, we earned 76.8% of our revenue from Precious Metals, up from 71.6% in Q1 2022. Geographically, 88.5% of our revenue was derived from the Americas in Q1 2023, compared to 90.5% in Q1 2022.

We sold 145,331 GEOs in Q1 2023 compared to 178,614 GEOs in Q1 2022. A comparison of our sources of GEOs in Q1 2023 to Q1 2022 is shown below:

2023 First Quarter Management’s Discussion and Analysis	11

Precious Metals

Our Precious Metal assets contributed 111,238 GEOs in Q1 2023, compared to 128,627 GEOs in Q1 2022. The decrease is primarily due to the following:

●	Antapaccay – We sold 10,055 GEOs from our Antapaccay stream, compared to 15,061 GEOs in Q1 2022. GEOs delivered and sold were lower in Q1 2023 compared to Q1 2022, due to socio-political tensions in Peru that impacted operating activities and constrained logistics during the reporting period. We expect stronger deliveries in Q2 2023.
●	Antamina – We sold 590,000 silver ounces in Q1 2023, compared to 890,000 ounces in Q1 2022. As previously guided, deliveries in 2023 are anticipated to decrease due to lower than average silver grades. When converted to GEOs, we realized 6,694 GEOs, compared to 11,330 GEOs in Q1 2022, reflecting the decrease in sales of silver ounces and a less favorable silver to gold conversion ratio compared to Q1 2022.
●	Guadalupe-Palmarejo – We sold 8,496 GEOs from our Guadalupe-Palmarejo stream in Q1 2023, compared to 12,168 GEOs in Q1 2022. We received lower deliveries in the current period due to an expected smaller proportion of production being sourced from ground covered by our stream.
●	Goldstrike – We earned 1,009 GEOs from our Goldstrike royalties in Q1 2023, compared to 2,784 GEOs in Q1 2022. Production in Q1 2023 was impacted by planned roaster maintenance, the conversion of the autoclave to a conventional carbon-in-leach process and weather conditions.
●	Cobre Panama – We earned 28,663 GEOs from our Cobre Panama streams, compared to 29,495 in Q1 2022, as deliveries were impacted by the curtailment of operations at Cobre Panama in the quarter, partly offset by the receipt of GEOs from shipments related to Q4 2022 production. First Quantum reported that following a temporary interruption of 15 days as a result of export restrictions, concentrate loading recommenced on March 9, 2023, and throughput returned to full capacity on March 10, 2023.

The above decreases were partly offset by the following:

●	Bald Mountain – We earned 1,392 GEOs from Bald Mountain royalties in Q1 2023, reflecting an increase in mining on higher royalty rate ground. In addition, revenue in Q1 2022 was negative due to an adjustment related to prior periods.
●	Marigold – We earned 1,490 GEOs from Marigold in Q1 2023 compared to 646 GEOs in Q1 2022 as a result of mine sequencing and mining occurring on higher royalty ground.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $64.1 million in revenue, down from $96.0 million in Q1 2022. Our Iron Ore assets generated $13.1 million in Q1 2023, compared to $19.3 million in Q1 2022. Our Energy interests contributed $49.0 million in revenue in Q1 2023, compared to $75.6 million in Q1 2022. When converted to GEOs, Diversified assets contributed 34,093 GEOs, down from 49,987 GEOs in Q1 2022. GEOs from our Iron Ore and Energy assets also reflect less favorable GEO conversion ratios than in the prior year period.

Other Mining

●	Vale Royalty – We recorded $10.8 million in revenue from our Vale Royalty in Q1 2023 compared to $16.8 million in Q1 2022 primarily due to lower iron ore prices.
●	LIORC – Labrador Iron Ore Royalty Corporation (“LIORC”) contributed $2.3 million in revenue in Q1 2023, relatively consistent with Q1 2022. LIORC declared a cash dividend of C$0.50 per common share in both periods.

Energy

●	Marcellus – Revenue from the Marcellus asset was $9.0 million in Q1 2023 compared to $13.3 million in Q1 2022. Revenues were impacted by lower NGL and natural gas prices and a slight decrease in production.
●	Haynesville – Revenue from the Haynesville asset was $7.8 million in Q1 2023, compared to $13.4 million in Q1 2022, reflecting lower natural gas prices and lower production.
●	SCOOP/STACK – Royalties from the SCOOP/STACK asset generated $8.7 million in Q1 2023 compared to $13.2 million in Q1 2022, reflecting lower realized prices.
●	Permian – Royalties from the Permian Basin asset contributed $7.3 million in Q1 2023 compared to $12.0 million in Q1 2022 reflecting lower realized prices and production.
●	Weyburn – Revenue from the Weyburn unit was $11.1 million in Q1 2023 compared to $16.4 million in Q1 2022, reflecting the decrease in commodity prices, partly offset by lower operating and capital expenditures incurred through our NRI and working interest.

2023 First Quarter Management’s Discussion and Analysis	12

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the three months ended March 31,
(expressed in millions)	2023	2022	Variance
Costs of stream sales	$35.0	$40.0	$(5.0)
Mineral production taxes	0.4	0.5	(0.1)
Mining costs of sales	$35.4	$40.5	$(5.1)
Energy costs of sales	2.8	3.1	(0.3)
	$38.2	$43.6	$(5.4)

Costs of sales related to our streams were lower compared to Q1 2022, reflecting the decrease in GEOs. In addition, our costs of sales related to our Energy assets decreased compared to Q1 2022, as these include royalties and production taxes which vary based on revenue earned from our Energy assets. A comparison of our costs of sales incurred in Q1 2023 to Q1 2022 is shown below:

2023 First Quarter Management’s Discussion and Analysis	13

Depletion and Depreciation

Depletion and depreciation expense totaled $61.0 million in Q1 2023, compared to $74.6 million in Q1 2022, reflecting the decrease in GEOs in the current period. A comparison of our depletion expense incurred in Q1 2023 to Q1 2022 is shown below:

Income Taxes

Income tax expense was $27.6 million in Q1 2023, compared to $36.0 million in Q1 2022, comprised of a current income tax expense of $19.5 million (Q1 2022 – $29.0 million) and a deferred income tax expense of $8.1 million (Q1 2022 – $7.0 million).

Net Income

Net income for Q1 2023 was $156.5 million, or $0.82 per share, compared to $182.0 million, or $0.95 per share, in Q1 2022. The decrease in net income is primarily attributable to lower revenue and GEOs sold, partly offset by a gain of $3.7 million due to the Valentine Gold royalty buy-back by Marathon Gold. Adjusted Net Income, which adjusts for this gain and other items, was $152.2 million, or $0.79 per share, compared to $177.2 million, or $0.93 per share, earned in Q1 2022. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for further details on the computation of Adjusted Net Income.

2023 First Quarter Management’s Discussion and Analysis	14

General and Administrative and Share-Based Compensation Expenses

The following table provides a breakdown of general and administrative expenses and share-based compensation expenses incurred for the periods presented:

	For the three months ended March 31,
(expressed in millions)	2023	2022	Variance
Salaries and benefits	$2.6	$2.3	$0.3
Professional fees	1.6	1.6	—
Filing fees	0.4	0.4	—
Office costs	0.2	0.1	0.1
Board of Directors' costs	0.1	0.1	—
Other	1.3	1.1	0.2
General and administrative expenses	$6.2	$5.6	$0.6
Share-based compensation expenses	3.2	4.3	(1.1)
	$9.4	$9.9	$(0.5)

General and administrative and share-based compensation expenses represented 3.4% of our revenue, up from 2.9% in Q1 2022. Our general and administrative expenses include business development costs. These costs vary depending upon the level of business development related activity and the timing of completing transactions.

Share-based compensation expenses include the amortization expense of equity-settled stock options and restricted share units (“RSUs”), the expense of deferred share units ("DSUs") granted to the directors of the Company in the year, as well as the mark-to-market value of the DSUs. Share-based compensation was lower in Q1 2023 than in Q1 2022. While the Company’s share price increased in both periods, the share price appreciation was less significant in Q1 2023 than in Q1 2022, resulting in a relatively lower mark-to-market adjustment.

Other Income and Expenses

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended March 31,
(expressed in millions)	2023	2022	Variance
Foreign exchange gain	$2.1	$6.2	$(4.1)
Other income	0.1	—	0.1
	$2.2	$6.2	$(4.0)

The parent company’s functional currency is the Canadian dollar, while the functional currency of certain subsidiaries is the U.S. dollar. Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. In Q1 2023, the foreign exchange gain is primarily related to our foreign cash balances and a receivable from our Vale Royalty. The receivable is denominated in Brazilian reais and resulted in a net foreign exchange gain when converted to the Canadian dollar.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended March 31,
(expressed in millions)	2023	2022	Variance
Finance income
Interest	$10.5	$0.7	$9.8
	$10.5	$0.7	$9.8
Finance expenses
Standby charges	$0.6	$0.6	$—
Amortization of debt issue costs	0.1	0.3	(0.2)
	$0.7	$0.9	$(0.2)

Finance income is earned on our cash and cash equivalents. In Q1 2022, we also earned interest income on the Noront loan receivable which was repaid in May 2022.

Finance expenses consist of standby charges, which represent the costs of maintaining our credit facility based on the undrawn amounts and the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our credit facility. In Q1 2023, we did not incur interest expense as we have not borrowed any amounts under our credit facilities during the period.

2023 First Quarter Management’s Discussion and Analysis	15

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Adjusted EBITDA Margin, GEOs, per GEO amounts and	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
per share amounts)	2023	2022	2022	2022	2022	2021	2021	2021
Revenue	$276.3	$320.4	$304.2	$352.3	$338.8	$327.7	$316.3	$347.1
Costs and expenses(2)	104.2	131.5	116.0	120.7	126.8	60.6	119.5	141.8
Operating income	172.1	188.9	188.2	231.6	212.0	267.1	196.8	205.3
Other income (expenses)	12.0	6.1	(0.7)	1.6	6.0	(1.5)	(0.6)	(0.6)
Income tax expense	27.6	30.0	30.4	36.7	36.0	44.7	30.2	29.4
Net income	156.5	165.0	157.1	196.5	182.0	220.9	166.0	175.3
Basic earnings per share	$0.82	$0.86	$0.82	$1.03	$0.95	$1.16	$0.87	$0.92
Diluted earnings per share	$0.81	$0.86	$0.82	$1.02	$0.95	$1.15	$0.87	$0.92
Net cash provided by operating activities	$209.8	$279.3	$232.3	$257.3	$230.6	$279.0	$206.9	$245.2
Net cash used in investing activities	(102.6)	(98.2)	(30.9)	(14.8)	(1.6)	(36.4)	(7.1)	(543.1)
Net cash used in financing activities	(56.6)	(43.7)	(49.1)	(48.6)	(47.6)	(46.1)	(47.3)	(44.9)
Average Gold Price(3)	$1,889	$1,729	$1,728	$1,872	$1,874	$1,795	$1,789	$1,816
GEOs sold(4)	145,331	183,886	176,408	191,052	178,614	182,543	177,578	192,379
Cash Costs(5)	$38.2	$45.8	$42.0	$45.5	$43.6	$48.4	$42.0	$47.3
Cash Costs(5) per GEO sold	$263	$249	$238	$238	$244	$265	$237	$246
Adjusted EBITDA(5)	$229.4	$262.4	$256.7	$301.2	$286.6	$269.8	$269.8	$290.0
Adjusted EBITDA(5) per share	$1.20	$1.37	$1.34	$1.57	$1.50	$1.41	$1.41	$1.52
Adjusted EBITDA Margin(5)	83.0%	81.9%	84.4%	85.5%	84.6%	82.3%	85.3%	83.5%
Adjusted Net Income(5)	$152.2	$164.9	$159.7	$195.8	$177.2	$163.7	$165.6	$182.6
Adjusted Net Income(5) per share	$0.79	$0.86	$0.83	$1.02	$0.93	$0.86	$0.87	$0.96
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes impairment (reversals) and charges on royalty, stream and working interests of $(75.5) million in Q4 2021 and $7.5 million in Q2 2021.
3	Based on LBMA Gold Price PM Fix.
4	GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSR and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on page 10 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three months ended March 31, 2023 and 2022.
5	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.

2023 First Quarter Management’s Discussion and Analysis	16

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At March 31,	At December 31,
(expressed in millions, except debt to equity ratio)	2023	2022
Cash and cash equivalents	$1,248.4	$1,196.5

Current assets	1,446.4	1,383.1
Non-current assets	5,294.5	5,243.7
Total assets	$6,740.9	$6,626.8

Current liabilities	$50.3	$50.2
Non-current liabilities	165.0	159.0
Total liabilities	$215.3	$209.2

Total shareholders’ equity	$6,525.6	$6,417.6

Total common shares outstanding	192.0	191.9
Capital management measures
Available capital	$2,229.6	$2,177.7
Debt-to-equity	—	—

Assets

Total assets were $6,740.9 million as at March 31, 2023 compared to $6,626.8 million as at December 31, 2022. Our non-current asset base is primarily comprised of royalty, stream and working interests, and investments, while our current assets are primarily comprised of cash and cash equivalents and receivables. The increase in assets compared to December 31, 2022 primarily reflects our higher cash and cash equivalents balance and an increase in our royalty, stream and working interests due to our funding of the Tocantinzinho Stream deposit of $90.7 million. Our investments, which are marked-to-market at every period end, also increased relative to December 31, 2022.

Liabilities

Total liabilities were relatively consistent with those as at December 31, 2022. Total liabilities as at March 31, 2023 are primarily comprised of $46.8 million of accounts payable and accrued liabilities, $3.5 million of current income tax liabilities, and $159.2 million of deferred income tax liabilities.

Shareholders’ Equity

Shareholders’ equity increased by $108.0 million compared to December 31, 2022, reflecting net income of $156.5 million. We also recorded a gain on the fair value of our equity investments, net of tax, of $6.8 million. The increase in shareholders’ equity is partially offset by dividends of $65.4 million in Q1 2023. Of those dividends, $7.6 million were settled through the issuance of common shares pursuant to the DRIP.

2023 First Quarter Management’s Discussion and Analysis	17

Liquidity and Capital Resources

Cash flow for the three months ended March 31, 2023 and 2022 was as follows:

	For the three months ended
	March 31,
(expressed in millions)	2023	2022
Net cash provided by operating activities	$209.8	$230.6
Net cash used in investing activities	(102.6)	(1.6)
Net cash used in financing activities	(56.6)	(47.6)
Effect of exchange rate changes on cash and cash equivalents	1.3	2.0
Net change in cash and cash equivalents	$51.9	$183.4

Operating Cash Flow

Net cash provided by operating activities was $209.8 million in Q1 2023 (Q1 2022 – $230.6 million). Operating cash flow in Q1 2023 was lower compared to the same period in 2022 due to a decrease in revenue, partially offset by changes in other assets and an increase in finance income. Also reflected in operating cash flow are cash flows related to gold bullion we received as settlement for certain of our royalties.

Investing Activities

Net cash used in investing activities was $102.6 million in Q1 2023 (Q1 2022 – $1.6 million) and primarily consisted of the funding of the Tocantinzinho Stream deposit of $90.7 million, the cash paid on the closing of the acquisition of the portfolio of royalties from Trident of $14.3 million and the funding of our share of royalty acquisitions through the Royalty Acquisition Venture with Continental of $1.7 million. In Q1 2023, we also received $7.0 million from Marathon for the buy-back of 0.5% of the 2.0% NSR on the Valentine Gold royalty. Comparatively, investing activities in Q1 2022 primarily consisted of the funding of our share of royalty acquisitions through the Royalty Acquisition Venture with Continental of $2.8 million, partially offset by our sale of investments of $1.5 million.

Financing Activities

For Q1 2023, net cash used by financing activities was $56.6 million (Q1 2022 – $47.6 million), primarily reflecting the payment of dividends. In Q1 2023, we also received $1.2 million in proceeds from the exercise of stock options.

Capital Resources

Our cash and cash equivalents totaled $1,248.4 million as at March 31, 2023 (December 31, 2022 – $1,196.5 million). In addition, we held investments of $235.2 million as at March 31, 2023 (December 31, 2022 – investments of $227.2 million), of which $228.7 million was held in publicly-traded equity instruments (December 31, 2022 – $220.8 million). Of the $228.7 million held in publicly-traded equity instruments, $149.7 million relates to our holdings of LIORC (December 31, 2022 – $157.0 million).

As at the date of this MD&A, we have one revolving credit facility available. The Corporate Revolver is a $1.0 billion unsecured, revolving credit facility which has a term maturing August 15, 2027. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and Franco-Nevada’s leverage ratio as referenced in Note 11 (a) of our 2022 audited consolidated financial statements. As at March 31, 2023, while we have no amounts outstanding against the Corporate Revolver, we have three standby letters of credit in the amount of $18.8 million (C$25.5 million) in relation to the audit by the CRA, as referenced in the “Contingencies” section of this MD&A. These standby letters of credit reduce the available balance under the Corporate Revolver. As at May 2, 2023, we have a total of $981.2 million available under the Corporate Revolver.

Management’s objectives when managing capital are:

(a)	when capital is not being used for long-term investments, ensure its preservation and availability by investing in low-risk investments with high liquidity; and
(b)	to ensure that adequate levels of capital are maintained to meet Franco-Nevada’s operating requirements and other current liabilities.

As at March 31, 2023, our cash and cash equivalents are held in cash and term deposits with several financial institutions. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

2023 First Quarter Management’s Discussion and Analysis	18

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our general and administrative expenses and depletion of our royalty, stream and working interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q1 2023, Canadian dollar traded in a range of $0.7243 to $0.7512, ending at $0.7389, and the Australian dollar traded between $0.6580 and $0.7116, ending at $0.6698.

Our near-term cash requirements include our funding commitments towards the Tocantinzinho Stream and Term Loan, the Royalty Acquisition Venture with Continental and share subscription in Gold Candle, commitments for contingent payments under various royalty purchase agreements, various costs under our environmental and social initiatives, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. As a royalty and stream company, we are subject to limited requirements for capital expenditures other than for the acquisition of additional royalties or streams and capital commitments for our working interests. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or the use of our credit facility. We believe that our current cash resources, available credit facility, and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

2023 First Quarter Management’s Discussion and Analysis	19

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at March 31, 2023:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)		contract
Antamina	—%		22.5	% (4)	—%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	—%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	—%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Condestable	—	% (19)	—	% (20)	—%	20	% (21)	20	% (22)	n/a	40 years		8-Mar-21
Guadalupe-Palmarejo	50%		—%		—%	$800		n/a		n/a	40 years		2-Oct-14
Karma	4.875%		—%		—%	20	% (23)	n/a		n/a	40 years		11-Aug-14
Sabodala	—	% (24)	—%		—%	20	% (25)	n/a		n/a	40 years		25-Sep-20
MWS	25%		—%		—%	$400		n/a		n/a	40 years	(26)	2-Mar-12
Sudbury(27)	50%		—%		50%	$400		n/a		$400	40 years		15-Jul-08
Tocantinzinho	12.5	% (28)	—%		—%	20	% (29)	n/a		n/a	40 years		18-Jul-22
Cooke 4	7.0%		—%		—%	$400		n/a		n/a	40 years		5-Nov-09

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, Sabodala and Tocantinzinho.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
12	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
13	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment.
15	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
16	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
17	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 25% of the gold in concentrate.
20	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 25% of the silver in concentrate.
21	Purchase price is 20% of the spot price of gold at the time of delivery.
22	Purchase price is 20% of the spot price of silver at the time of delivery.
23	Purchase price is 20% of the average gold price at the time of delivery.
24	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
25	Purchase price is 20% of prevailing market price at the time of delivery.
26	Agreement is capped at 312,500 ounces of gold.
27	Franco-Nevada is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
28	Percentage decrease to 7.5% after 300,000 ounces of gold have been delivered under the agreement.
29	Purchase price is 20% of the spot price of gold at the time of delivery.

2023 First Quarter Management’s Discussion and Analysis	20

Capital Commitments

We have remaining commitments of $159.3 million and $75.0 million in connection with the Stream and Term Loan for the Tocantinzinho project, and $77.0 million for our share of the acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental Resources. Refer to the “Corporate Developments” section for further details.

We also have commitments for contingent payments in relation to various royalty agreements, as follows: (i) $12.5 million in relation to our Copper World 0.585% NSR acquired in November 2021, (ii) $8.0 million in relation to our Rio Baker (Salares Norte) royalty, (iii) $1.1 million (C$1.5 million) in relation to its Eskay Creek royalty, and (iv) $1.3 million in relation to our Rebecca royalty.

Subsequent to quarter-end, on April 14, 2023, we also committed to a subscription for the common shares of Gold Candle for a minimum aggregate purchase price of $4.4 million (C$6.0 million) at a price of C$1.10 per common share on or before July 14, 2023.

Contingencies

Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2012-2019 taxation years.

Subsequent to the quarter-end, on April 28, 2023, the Company reached a settlement with the CRA with respect to the Domestic Reassessments and FAPI Reassessments (as defined below), with such reassessments to be vacated entirely as the CRA has accepted the manner in which the Company deducted upfront payments made in connection with precious metal stream agreements for Canadian tax purposes. The potential tax exposure related to the reassessment to be vacated was $19.6 million (C$26.5 million) and $8.5 million (C$11.6 million), respectively, including interest and other penalties.

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Reassessments (as defined below), or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the remaining Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

2023 First Quarter Management’s Discussion and Analysis	21

The following table provides a summary of the various CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Canadian Domestic Tax Matters	Upfront payment made in connection with precious metal stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes.	2014, 2015, 2016, 2017

For 2014-2017:

Tax: $14.6 (C$19.9)

Interest and other penalties: $5.0 (C$6.6)

On April 28, 2023, the Company reached a settlement with the CRA in respect of the Canadian domestic tax matters, on the basis that the Domestic Reassessment will be vacated.

Transfer Pricing (Mexico)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013, 2014, 2015, 2016

For 2013-2016:

Tax: $22.1 (C$29.9)

Transfer pricing penalties: $7.7 (C$10.3) for 2013-2015; $1.3 (C$1.7) for 2016 under review

Interest and other penalties: $11.7 (C$15.9)

The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014, 2015, 2016, 2017

For 2014-2017:

Tax: $34.4 (C$46.5)

Transfer pricing penalties: $1.8 (C$2.5) for 2014-2015; $11.1 (C$15.1) for 2016-2017 under review

Interest and other penalties: $12.0 (C$16.3)

If the CRA were to reassess the 2018-2022 taxation years on the same basis:

Tax: $217.0 (C$293.7)

Transfer pricing penalties: $81.9 (C$110.9)

Interest and other penalties: $27.1 (C$36.7)

FAPI (Barbados)

The FAPI provisions in the Act (as defined below) apply such that a majority of the income relating to precious metal streams earned by the Company’s Barbadian subsidiary, in 2012 and 2013, should be included in the income of the Company and subject to tax in Canada.

2012, 2013

For 2012-2013:

Tax: $5.7 (C$7.7)

Interest and other penalties: $2.8 (C$3.9)

Based on CRA’s proposal letter, no reassessments for this issue for years after 2013 are expected.

On April 28, 2023, the Company reached a settlement with the CRA in respect of the FAPI tax matter, on the basis that the FAPI Reassessments will be vacated.

a)	Canadian Domestic Tax Matters (2014-2017)

In October 2019, September 2021 and April 2022, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 through 2017 taxation years (the “Domestic Reassessments”) in which the CRA increased income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. The CRA’s position was that the upfront payment should be deducted for income tax purposes in a similar manner to how such upfront payment is expensed for financial statement purposes. Consequently, the CRA’s reassessment position resulted in a slower deduction of the upfront payment and an acceleration of the payment of Canadian taxes. This resulted in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of $14.6 million (C$19.9 million) (after applying available non-capital losses and other deductions) plus estimated interest (calculated to March 31, 2023) and other penalties of $5.0 million (C$6.6 million).

On April 28, 2023, the Company reached a settlement with the CRA in respect of the Domestic Reassessments whereby the CRA accepted the manner in which the Company deducted upfront payments made in connection with precious metal stream agreements for Canadian tax purposes. The settlement will result in the Domestic Reassessments being vacated and is on a without-costs basis. While the settlement only addresses the taxation years that were reassessed (2014-2017), the Company’s expectation is that the manner in which it deducts upfront payments made in connection with precious metal stream agreements for Canadian tax purposes will now be accepted by the CRA for subsequent years.

The Company had posted security in cash for 50% of the reassessed amounts under the Domestic Reassessments and expects this amount of $9.9 million (C$12.5 million) to be fully recovered.

2023 First Quarter Management’s Discussion and Analysis	22

b)	Mexico (2013-2016)

In December 2018 and December 2019, the Company received Notices of Reassessment from the CRA for the 2013 taxation year (the “2013 Reassessment”) and for the 2014 and 2015 taxation years (the “2014 and 2015 Reassessments”, collectively with the 2013 Reassessment, the “2013-2015 Reassessments”) in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”) and assert that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2015 Reassessments result in additional Federal and provincial income taxes of $18.7 million (C$25.3 million) plus estimated interest (calculated to March 31, 2023) and other penalties of $10.5 million (C$14.3 million) but before any relief under the Canada-Mexico tax treaty. The Company has filed formal Notices of Objection with the CRA against the 2013-2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements.

In December 2020, the CRA issued revised 2013-2015 Reassessments to include transfer pricing penalties of $7.7 million (C$10.3 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 8 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013-2015 Reassessments.

On December 21, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Reassessment”) on the same basis as the 2013-2015 Reassessments, resulting in additional Federal and provincial income taxes of $3.4 million (C$4.6 million) plus estimated interest (calculated to March 31, 2023) and other penalties of $1.2 million (C$1.6 million) but before any relief under the Canada-Mexico tax treaty. The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

The 2016 Reassessment did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amount would be approximately $1.3 million (C$1.7 million). The Company has filed a formal Notice of Objection with the CRA against the 2016 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 8 of the financial statements.

For taxation years 2013 through 2016, the Company’s Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

c)	Barbados (2014-2017)

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $5.0 million (C$6.7 million) plus estimated interest (calculated to March 31, 2023) and other penalties of $2.7 million (C$3.6 million). As noted previously, the Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements.

As noted above, in December 2020, the CRA issued revised 2014 and 2015 Reassessments to include transfer pricing penalties of $1.8 million (C$2.5 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 8 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

On December 21, 2021, the Company received the 2016 Reassessment as well as a Notice of Reassessment for the 2017 taxation year (the “2017 Reassessment”, collectively with the 2016 Reassessment, the “2016 and 2017 Reassessments”) that reassess the Company in relation to its Barbadian subsidiary on the same basis as the 2014 and 2015 Reassessments, resulting in additional Federal and provincial income taxes of $29.4 million (C$39.8 million) plus estimated interest (calculated to March 31, 2023) and other penalties of $9.3 million (C$12.7 million). The 2016 and 2017 Reassessments did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $11.1 million (C$15.1 million). The Company has filed formal Notices of Objection with the CRA against the 2016 and 2017 Reassessments and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 8 of the financial statements.

If the CRA were to reassess the Company for taxation years 2018 through 2022 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $217.0 million (C$293.7 million), transfer pricing penalties of approximately $81.9 million (C$110.9 million) plus interest (calculated to March 31, 2023) and other penalties of approximately $27.1 million (C$36.7 million).

d)	Barbados (2012-2013)

In August 2020, the Company received Notices of Reassessment for the 2012 and 2013 taxation years (the “FAPI Reassessments” and, collectively with the Domestic Reassessments, the 2013 Reassessment, the 2014 and 2015 Reassessments, and the 2016 and 2017 Reassessments, the “Reassessments”) in relation to its Barbadian subsidiary.

2023 First Quarter Management’s Discussion and Analysis	23

The FAPI Reassessments asserted that a majority of the income relating to precious metal streams earned by the Barbadian subsidiary, in those years, should have been included in the income of its Canadian parent company and subject to tax in Canada as Foreign Accrual Property Income (“FAPI”). The CRA has noted that its position may not extend beyond the 2013 taxation year. The FAPI Reassessments resulted in additional Federal and provincial income taxes of $5.7 million (C$7.7 million) plus estimated interest (calculated to March 31, 2023) and other penalties of $2.8 million (C$3.9 million).

On April 28, 2023, the Company reached a settlement with the CRA in respect of the FAPI Reassessments whereby the CRA accepted the manner in which the Company deducted upfront payments made in connection with precious metal stream agreements for Canadian tax purposes, which would result in no FAPI in 2012 and 2013 as computed under Canadian tax law. The settlement will result in the reassessments being vacated and is on a without-costs basis.

The Company had posted security in cash for 50% of the reassessed amounts under the FAPI Reassessment and expects this amount of $4.0 million (C$5.2 million) to be fully recovered.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our significant accounting policies and estimates are disclosed in Note 2 and 3 of our 2022 audited consolidated financial statements.

Risks and Uncertainties

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company.

Changes in tax legislation or accounting rules could affect the profitability of Franco-Nevada

Canada, together with approximately 140 other countries comprising the OECD/G20 Inclusive Framework on BEPS (Base Erosion and Profit Shifting), agreed to in principle in 2021, certain base erosion tax initiatives, including the introduction of a 15% global minimum tax (“Pillar Two”) that applies to large multinational enterprise groups with global consolidated revenues over €750 million.

On March 28, 2023, the Government of Canada reaffirmed its intention to implement Pillar Two effective for fiscal years that begin on or after December 31, 2023.  The government intends to release draft legislation, which is expected to closely follow the detailed model rules, commentary, and administrative guidance agreed to by the Inclusive Framework. Management has been evaluating the Pillar Two proposals, and once Canadian draft legislation is released, Management will review the legislation and assess the impact to the Company.

If the rules are enacted or substantively enacted, it could result in Franco-Nevada’s profits being subject to additional taxation.

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, the United States, Mexico, Barbados, Australia, Chile, Peru, Brazil or any of the countries in which Franco-Nevada’s assets or relevant contracting parties are located could result in some or all of Franco-Nevada’s profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in Franco-Nevada’s profits being subject to additional taxation or which could otherwise have a material adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties, streams or other investments by Franco-Nevada less profitable to Franco-Nevada and/or less attractive to counterparties. Such changes could adversely affect Franco-Nevada’s after-tax income and/or its ability to acquire new assets or make future investments.

2023 First Quarter Management’s Discussion and Analysis	24

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR at www.sedar.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of May 2, 2023, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	191,958,597
Issuable upon exercise of Franco-Nevada options(1)	710,653
Issuable upon vesting of Franco-Nevada RSUs	102,104
Diluted common shares	192,771,354
1	There were 710,653 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$40.87 to C$194.65 per share.

During the three months ended March 31, 2023, we did not issue any preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this MD&A is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three months ended March 31, 2023, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

2023 First Quarter Management’s Discussion and Analysis	25

Non-GAAP Financial Measures

Cash Costs and Cash Costs per GEO

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada’s ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

	For the three months ended
	March 31,
(expressed in millions, except per GEO amounts)	2023	2022
Total costs of sales	$99.2	$118.2
Depletion and depreciation	(61.0)	(74.6)
Cash Costs	$38.2	$43.6
GEOs	145,331	178,614
Cash Costs per GEO sold	$263	$244

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and earnings (loss) per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;
●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Foreign exchange gains/losses and other income/expenses; and
●	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

2023 First Quarter Management’s Discussion and Analysis	26

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2023	2022
Net income	$156.5	$182.0
Income tax expense	27.6	36.0
Finance expenses	0.7	0.9
Finance income	(10.5)	(0.7)
Depletion and depreciation	61.0	74.6
Gain on sale of royalty interest	(3.7)	—
Foreign exchange loss and other (income) expenses	(2.2)	(6.2)
Adjusted EBITDA	$229.4	$286.6
Basic weighted average shares outstanding	191.9	191.3

Basic earnings per share	$0.82	$0.95
Income tax expense	0.14	0.19
Finance expenses	—	—
Finance income	(0.05)	—
Depletion and depreciation	0.32	0.39
Gain on sale of royalty interest	(0.02)	—
Foreign exchange loss and other (income) expenses	(0.01)	(0.03)
Adjusted EBITDA per share	$1.20	$1.50

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Adjusted EBITDA Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS, our investors and analysts use Adjusted EBITDA Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted EBITDA Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted EBITDA Margin:

	For the three months ended
	March 31,
(expressed in millions, except Adjusted EBITDA Margin)	2023	2022
Adjusted EBITDA	$229.4	$286.6
Revenue	276.3	338.8
Adjusted EBITDA Margin	83.0%	84.6%

Adjusted Net Income and Adjusted Net Income per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and EPS:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Unusual non-recurring items; and
●	Impact of income taxes on these items.

2023 First Quarter Management’s Discussion and Analysis	27

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2023	2022
Net income	$156.5	$182.0
Gain on sale of royalty interest	(3.7)	—
Foreign exchange loss and other (income) expenses	(2.2)	(6.2)
Tax effect of adjustments	1.6	1.4
Adjusted Net Income	$152.2	$177.2
Basic weighted average shares outstanding	191.9	191.3

Basic earnings per share	$0.82	$0.95
Gain on sale of royalty interest	(0.02)	—
Foreign exchange loss and other (income) expenses	(0.01)	(0.03)
Tax effect of adjustments	—	0.01
Adjusted Net Income per share	$0.79	$0.93

2023 First Quarter Management’s Discussion and Analysis	28

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resource and mineral reserve estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future tax assessments and available remedies, the completion of the public consultation process and obtaining all required Panamanian approvals for the Proposed Concession Contract with the GOP for the Cobre Panama mine and the terms of the Proposed Concession Contract. In addition, statements relating to resources and reserves, GEOs or mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such resources and reserves, GEOs or mine life will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the resources and reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

2023 First Quarter Management’s Discussion and Analysis	29

WORLD GOLD COUNCIL MEMBER

Franco Nevada

The GOLD Investment that WORKS

franco-nevada.com

TSX/NYSE: FNV